UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Centrasia Mining Corp.

(formerly Baradero Resources Limited)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

15626R102

(CUSIP Number)

Dean M. Smurthwaite, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

December 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15626R102	Page 2 of 7

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS DOUGLAS TURNBULL I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER (a) ☐ OF A GROUP (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 1,925,100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,925,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,925,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7	2 OF 7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 15626R102	Page 3 of 7

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common shares, no par value, of Centrasia Mining Corp. (formerly Baradero Resources Limited) (the “Issuer”). The Issuer’s principal executive offices are located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA.

Item 2.	Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Douglas Turnbull.

Mr. Turnbull is a citizen and resident of Canada. Mr. Turnbull’s business address is 300 - 1055 W. Hastings St., Vancouver, BC V6E 2E9.

Mr. Turnbull is a consulting geologist and president of Lakehead Geological Services Inc., a geological consulting company based in Vancouver, Canada. Lakehead Geological Services Inc.’s offices are located at 300 - 1055 W. Hastings St., Vancouver, BC V6E 2E9. Effective September 12, 2005, Mr. Turnbull was elected as a director of the Issuer and effective September 14, 2005, Mr. Turnbull was appointed as the President and CEO of the Issuer. Mr. Turnbull has over 20 years experience in diamond, precious and base metal exploration. Mr. Turnbull holds a Honours Bachelor of Science degree in Geology and is a Qualified Professional Geoscientist recognized by the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Turnbull’s previous working and consulting experience includes Monopros Ltd., the Ontario Geological Survey, Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. Mr. Turnbull has been part of exploration teams responsible for the exploration and development of the Eskay Creek Gold Deposit in British Columbia, Canada, the Petaquilla Copper-Gold Porphyry Deposit in Panama and the Mt. Kare Gold Deposit in Papua New Guinea. Currently Mr. Turnbull serves as a director on the board of Buffalo Gold Ltd., Oromin Exploration Ltd. and Grizzly Diamonds Ltd.

During the last five years, Mr. Turnbull has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 14, 2005, Mr. Turbull acquired 1,600,100 shares of the Issuer’s common stock in connection with the Issuer’s acquisition of 0724000 B.C. Ltd. (formerly Centrasia Mining Corp.) (“724 BC”). See “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.” On September 14, 2005, pursuant to a share purchase agreement dated July 25, 2005 among the Issuer, 724 BC and the shareholders of 724 BC as of September 14, 2005, the Issuer completed the acquisition of 724 BC (the “Centrasia Acquisition”) and in connection thereto: (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares with respect of a finder’s fee; (ii) issued 1,900,000 units and 100,000 common shares in consideration of CDN$400,000 principal of loans which have been made to 724 BC (which is further described below); each unit comprised one common share of the Issuer and one warrant, entitling the holder to purchase an additional common share at a price of CDN$0.40 per share expiring September 14, 2007; and (iii) completed a private placement of 4,375,000 units at a price of CDN$0.20 per unit, with each unit comprising one common share of the Issuer and one warrant having the same terms as the warrants described above.

Additionally, on September 14, 2005, Mr. Turnbull acquired 25,000 common shares of the Issuer in connection with the Issuer’s acquisition of certain outstanding loans of 724 BC. During 2004 and 2005, certain investors, including

CUSIP No. 15626R102	Page 4 of 7

Mr. Turnbull (the “724 Investors”), loaned to 724 BC an aggregate of CDN$400,000 (the “724 Loans”). See “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.” The 724 Loans are repayable on demand and bear interest at the rate of 10% per annum, until such loans are repaid in full.

As a condition precedent to the completion of the Centraisa Acquisition, the Issuer entered into formal debt purchase agreements with the 724 Investors, pursuant to which the Issuer acquired all rights under the 724 Loans in consideration for:

(a)

the issuance on September 14, 2005, of units (each unit comprised one common share of the Issuer and one warrant, entitling the holder to purchase an additional common share at a price of CDN$0.40 per share expiring September 14, 2007) on the basis of one unit for each CDN$0.20 advanced under the 724 Loans; and

(b)	cash in the amount equal to the interest due under the 724 Loans as at September 14, 2005.

Notwithstanding the above, certain of the 724 Investors, including Mr. Turnbull, were insiders of the Issuer on September 14, 2005. In accordance with the policies of the TSX Venture Exchange (the “TSX-V”), insiders cannot be issued warrants in settlement of a debt. Accordingly, such 724 Investors who had loaned an aggregate of CDN$20,000 to 724 BC received shares of the Issuer’s common stock for each CDN$0.20 advanced under the 724 Loans, in place of units, in addition to a cash payment with respect to the payment of outstanding interest.

On September 14, 2005, Mr. Turnbull acquired stock options exercisable for 300,000 shares of the Issuer’s common stock at a price of CDN$0.20 per share until September 14, 2010. The stock options were issued pursuant to the Issuer’s stock option plan adopted on September 12, 2005.

Except as disclosed above, there have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. Turnbull within the last 60 days.

Item 4.	Purpose of Transaction.

Except for (i) transactions in his capacity as an officer and director of the Issuer, (ii) intercompany loans and the issuance of shares of the Issuer’s common stock to Marsa Gold Corp. in connection with the Option Agreement dated July 8, 2005, between the Issuer, Bulakashu Mining Company Ltd., Marsa Gold Corp., 724 BC, and Magellan Gold (BVI) Inc., and (iii) the appointment of officers and directors in connection with the Centrasia Acquisition (See “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer”), Mr. Turnbull is not aware of any other present plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer. Mr. Turnbull is holding his shares of the Issuer for investment purposes but may transfer or sell the shares and may acquire additional shares, as necessary;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

CUSIP No. 15626R102	Page 5 of 7

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Turnbull will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)

As of February 21, 2007, Mr. Turnbull owned beneficially 1,925,100 (8.5% based upon 22,343,048 shares outstanding as of January 31, 2007) of the Issuer’s common shares. Mr. Turnbull’s beneficial ownership includes:

(i)	1,625,100 shares of common stock owned of record directly by Mr. Turnbull; and
(ii)	options owned by Mr. Turnbull to acquire 300,000 shares of common stock at CDN$0.20 per share exercisable until September 14, 2010.

(b)	As of February 21, 2007, Mr. Turnbull had the sole power to vote or direct the vote and to dispose or direct the disposition of 1,925,100 shares of the Issuer’s common stock.

(c)

During the prior 60 days, Mr. Turnbull did not have any transactions in the shares of the Issuer, other than as described above in Item 3. See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities held by Mr. Turnbull.

(e)	As of February 21, 2007, Douglas Turnbull continues to be the beneficial owner of more than 5% of the class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Surplus Escrowed Shares

Upon completion of the Centrasia Acquisition, a total of 3,700,100 shares of the Issuer’s common stock held by shareholders of 724 BC described below were escrowed in accordance with the policies of the TSX Venture Exchange (the “TSX-V”) (the “Escrowed Securities”) in connection with the Centrasia Acquisition and are subject to the terms of a Surplus Security escrow agreement entered into between the Issuer, each of the individuals named below and Computershare Investor Services Inc.

The Escrowed Securities will be released from escrow on an automatic six year time release, at six month intervals, in equal tranches of 5% for the first four tranches ending on the 24th month from September 14, 2005 and in equal tranches of 10% for the remaining eight tranches ending on the 72nd month from September 14, 2005. The release of tranches in March and September of 2006 occurred as scheduled. As of February 21, 2007, the following Surplus Escrowed Shares remained in escrow:

CUSIP No. 15626R102	Page 6 of 7

Name of Beneficial Holder	No. of Shares Held in Escrow
Douglas Turnbull	1,440,090
Cary Pinkowski	900,000
Gregory Crowe	157,500
Lindsay Bottomer	157,500
James Harris	157,500
William J. Tafuri	360,000
Robin Merrifield	157,500
Total	3,330,090

The escrow agreement provides that the Escrowed Securities held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX-V. In the event of the bankruptcy of an escrow shareholder, provided the TSX-V does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the escrow agreement. In the event of the death of an escrow shareholder, provided the TSX-V does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

Value Escrowed Shares

Upon completion of the Centrasia Acquisition, a total of 300,000 shares of the Issuer’s common stock held by shareholders described below were escrowed in accordance with the policies of the TSX-V (the “Value Escrowed Securities”) in connection with the Centrasia Acquisition and are subject to the terms of a Value Security escrow agreement entered into between the Issuer, each of the individuals named below and Computershare Investor Services Inc.

The Value Escrowed Securities will be released from escrow on an automatic three year time release, at six month intervals, with a first tranche released on September 14, 2005 of 10% and in equal tranches of 15% for six tranches ending on the 36th month from September 14, 2005. The release of tranches in March and September of 2006 occurred as scheduled. As of February 21, 2007, the following Value Escrowed Securities remained in escrow:

Name of Beneficial Holder	No. of Shares Held in Escrow
Marsa Gold Corp.	126,000
Douglas Turnbull	15,750
Gregory Crowe	15,750
Lindsay Bottomer	15,750
James Harris	15,750
Total	189,000

The escrow agreement provides that the Value Escrowed Securities held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX-V. In the event of the bankruptcy of an escrow shareholder, provided the TSX-V does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the escrow agreement. In the event of the death of an escrow shareholder, provided the TSX-V does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

CUSIP No. 15626R102	Page 7 of 7

Acquisition Agreement

On September 14, 2005, pursuant to a share purchase agreement dated July 25, 2005 among the Issuer, 724 BC and the shareholders of 724 BC as of September 14, 2005, the Issuer completed the acquisition of 724 BC. The Centrasia Acquisition was structured as a share for share exchange whereby the shareholders of 724 BC exchanged their 724 BC shares for common shares of the Issuer on a one for one basis and 724 BC became a wholly-owned subsidiary of the Issuer. In connection with the Centrasia Acquisition, and pursuant to the terms of the share purchase agreement, Mr. Turnbull was issued 1,600,100 shares of the Issuer’s common stock. See “Item 3. Source and Amount of Funds or Other Consideration.”

In addition, in connection with the Centrasia Acquisition and pursuant to the terms of the share purchase agreement, the Board of Directors of the Issuer was reconstituted. In connection therewith, effective September 14, 2005, Andrew Carter and Harvey Lim resigned as directors of the Issuer, Mr. Henstridge resigned as Corporate Secretary and Mr. DeMare resigned as President and Chief Executive Officer. Additionally, Douglas Turnbull and Gregory Crowe were elected as members of the Board of Directors effective September 12, 2005 and Lindsay Bottomer, Cary Pinkowski, and Oleg Kim were appointed to the Board of Directors of the Issuer, effective September 14, 2005. Effective September 14, 2005, Mr. Turnbull was appointed as President and Chief Executive Officer of the Company, William J. Tafuri was appointed as the Vice President of Exploration and Director of Operations, Asia, and James Harris was appointed as Corporate Secretary of the Company.

Debt Settlement Agreement

In connection with the Centrasia Acquisition, the Issuer and Mr. Turnbull entered into a Debt Settlement Agreement dated March 30, 2005 (the “Debt Settlement Agreement”). Pursuant to the terms of the Debt Settlement Agreement, Mr. Turnbull was issued 25,000 common shares of the Issuer in exchange for a CDN$5,000 loan from Mr. Turnbull to 724 BC. See “Item 3. Source and Amount of Funds or Other Consideration.”

Item 7.	Material to be Filed as Exhibits.

1.	Form of Share Purchase Agreement dated July 25, 2005.*
2.	Debt Settlement Agreement dated March 30, 2005.*
3.

Surplus Security Escrow Agreement among the Issuer, Computershare Investor Services Inc., Douglas Turnbull, Cary Pinkowski, Gregory Crowe, Lindsay Bottomer, James Harris, William J. Tafuri, and Robin Merrifield dated September 12, 2005.*

4.	Value Security Escrow Agreement among the Issuer, Computershare Investor Services Inc., Douglas Turnbull, Gregory Crowe, Lindsay Bottomer, James Harris, and Marsa Gold Corp. dated September 12, 2005.*

*Filed previously.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ DOUGLAS TURNBULL
Dated: 2-22-07	Douglas Turnbull